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                                                                    Exhibit 2(g)

               SECOND AMENDMENT TO THE AMENDED AND RESTATED BYLAWS
                            OF JANUS INVESTMENT FUND

Pursuant to the authority granted by Article III, Section 3.2 of Janus Investment Fund's ("JIF") Amended and Restated Agreement and Declaration of Trust dated March 18, 2003, as may be amended from time to time; by Article VII of JIF's Amended and Restated Bylaws, as may be amended from time to time (the "Bylaws"); and by an affirmative unanimous vote of the Board of Trustees of JIF present at a meeting duly called, convened and held on March 22, 2005, JIF's Bylaws are amended as follows:

ARTICLE IV IS AMENDED BY ADDING A NEW SECTION 4.5 AS FOLLOWS:

SECTION 4.5. Chairperson of the Committee. A Trustee serving as Chairperson of any Committee of the Trustees shall not be subject to any greater liability, nor subject to any higher standard or duty, than that to which he or she would be subject if not serving as Chairperson of that Committee.